SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                   Schedule 13D

                    Under the Securities Exchange Act of 1934



                           WISCONSIN ENERGY CORPORATION
                                 (Name of Issuer)

                          Common Stock, $0.01 par value
                          (Title of Class of Securities)

                                    976657106
                                  (CUSIP Number)


                              Gary R. Johnson, Esq.
                  Vice President, General Counsel and Secretary
                          Northern States Power Company
                                414 Nicollet Mall
                          Minneapolis, Minnesota  55401
                                   (612) 330-7623
             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)


                                     Copy to:

                               Seth A. Kaplan, Esq.
                          Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York  10019
                                  (212) 403-1000

                                  April 28, 1995
             (Date of Event which Requires Filing of this Statement)

                   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-l(b)(3) or (4), check the following box: [ ]

                   Check the following box if a fee is being paid with this statement: [X]







         CUSIP No. 976657106

         1.   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.

                        Northern States Power Company
                   I.R.S. Identification No. 41-044030

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                        (a) ______
                        (b) ______

         3.   SEC USE ONLY

         4.   SOURCE OF FUNDS

                   WC/OO

         5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


                                       N/A

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                        State of Minnesota

         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
         WITH

         7.   SOLE VOTING POWER

                        21,773,726*

         8.   SHARED VOTING POWER

                             0

         9.   SOLE DISPOSITIVE POWER

                        21,773,726*

         10.  SHARED DISPOSITIVE POWER

                             0
         _____________________
         *    Beneficial ownership disclaimed.  See Item 5 below.










         11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                        21,773,726*

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES
                                       N/A

         13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        16.6%

         14.  TYPE OF REPORTING PERSON

                        CO





























         _____________________
         *    Beneficial ownership disclaimed.  See Item 5 below.










         Item 1.   Security and Issuer.

                   This statement relates to the common stock, par value

         $0.01 per share (the "Common Stock"), of Wisconsin Energy Cor-

         poration, a Wisconsin corporation (the "Company").  The prin-

         cipal executive offices of the Company are located at 231 West

         Michigan Street, P.O. Box 2949, Milwaukee, Wisconsin 53201.

         Item 2.   Identity and Background.

                   (a)-(c) and (f)  This statement is being filed by

         Northern States Power Company, a Minnesota corporation ("NSP").

         The principal executive offices of NSP are located at 414 Nic-

         ollet Mall, Minneapolis, Minnesota 55401.

                   NSP is predominantly an operating public utility en-

         gaged in the generation, transmission and distribution of

         electricity throughout a 49,000 square mile service area and the transportation and distribution of natural gas in approxi-

         mately 148 communities within this area.  NSP serves customers in Minnesota, Wisconsin, North Dakota, South Dakota and Michi-

         gan.

                   As to each of the executive officers and directors of

         NSP, the name, business address, present principal occupation or employment and the name and principal address of any corpo-

         ration or other organization in which such employment is indi-

         cated, are set forth on Schedule I hereto.  Each of such per-

         sons is a citizen of the United States except for Douglas W.

         Leatherdale, who is a Canadian citizen.










                   (d)  During the last five years, neither NSP nor, to

         the best of NSP's knowledge, any of the individuals named in

         Schedule I hereto, has been convicted in a criminal proceeding

         (excluding traffic violations or similar misdemeanors).

                   (e)  During the last five years, neither NSP nor, to

         the best of NSP's knowledge, any of the individuals named in

         Schedule I hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,

         decree or final order enjoining future violations of, or pro-

         hibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 3.   Source and Amount of Funds or Other Consideration.

                   Concurrently with entering into the Merger Agreement

         (defined in Item 4 below), NSP was granted the Option (defined in Item 4 below).  None of the triggering events permitting exercise of the Option have occurred as of the date of this

         Schedule 13D.  In the event that the Option becomes exercisable and NSP wishes to purchase for cash the Company Common Stock subject thereto, NSP will fund the exercise price from working capital or through other sources, which could include borrow-

         ings.














         Item 4.   Purpose of Transaction.

                   The Company, NSP, Northern Power Wisconsin Corp., a

         Wisconsin corporation and wholly-owned subsidiary of NSP ("New

         NSP"), and WEC Sub Corp., a Wisconsin corporation and wholly-

         owned subsidiary of WEC ("WEC Sub"), have entered into an

         Agreement and Plan of Merger, dated as of April 28, 1995 (the

         "Merger Agreement"), which provides for a strategic business combination involving NSP and the Company in a "merger-of-

         equals" transaction (the "Transaction").  The Transaction,

         which was unanimously approved by the Boards of Directors of the constituent companies, is expected to close shortly after all of the conditions to the consummation of the Transaction,

         including obtaining applicable regulatory approvals, are met or waived.  The regulatory approval process is expected to take approximately 12 to 18 months.

                   In the Transaction, the holding company of the com-

         bined enterprise will be registered under the Public Utility

         Holding Company Act of 1935, as amended.  The holding company will be named Primergy Corporation ("Primergy") and will be the parent company of both NSP (which, for regulatory reasons, will reincorporate in Wisconsin) and of the Company's present prin-

         cipal utility subsidiary, Wisconsin Electric Power Company

         ("WEPCO"), which will be renamed "Wisconsin Energy Company."

         Wisconsin Energy Company will include the operations of the

         Company's other present utility subsidiary, Wisconsin Natural










         Gas Company, which is anticipated to be merged into WEPCO by year-end 1995, pending regulatory approval, as previously

         planned.  It is anticipated that, following the Transaction,

         NSP's Wisconsin utility subsidiary, Northern States Power, a

         Wisconsin corporation ("NSP-W"), will be merged into Wisconsin

         Energy Company.

                   The Merger Agreement is incorporated herein by ref-

         erence to Exhibit (2)-1 to NSP's Current Report on Form 8-K dated April 28, 1995 (the "April 28, 1995 Form 8-K"), as filed with the Securities and Exchange Commission (the "SEC") on May

         3, 1995.  The description of the Merger Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Merger Agreement.

                   Under the terms of the Merger Agreement, NSP will be

         merged with and into New NSP and immediately thereafter WEC Sub will be merged with and into New NSP, with New NSP being the surviving corporation.  Each outstanding share of common stock,

         par value $2.50 per share, of NSP will be cancelled and con-

         verted into the right to receive 1.626 shares of common stock,

         par value $.01 per share, of Primergy ("Primergy Common

         Stock").  The outstanding shares of Common Stock will remain outstanding and unchanged, as shares of Primergy Common Stock.

         As of the date of the Merger Agreement, NSP had 67.3 million common shares outstanding and the Company had 109.4 million common shares outstanding.  Based on such capitalization, the










         Transaction would result in the common shareholders of NSP re-

         ceiving 50% of the common equity of Primergy and the common shareholders of the Company owning the other 50% of the common equity of Primergy.  Each outstanding share of Cumulative Pre-

         ferred Stock, par value $100.00 per share, of NSP will be can-

         celled and converted into the right to receive one share of

         Cumulative Preferred Stock, par value $100.00 per share, of New

         NSP with identical rights (including dividend rights) and des-

         ignations.  WEPCO's outstanding preferred stock will remain outstanding and be unchanged in the Transaction.

                   The Transaction is subject to customary closing con-

         ditions, including, without limitation, the receipt of required shareholder approvals of the Company and NSP; and the receipt of all necessary governmental approvals and the making of all necessary governmental filings, including approvals of state utility regulators in Wisconsin, Minnesota and certain other states, the approval of the Federal Energy Regulatory Commis-

         sion, the SEC, the Nuclear Regulatory Commission, and the fil-

         ing of the requisite notification with the Federal Trade Com-

         mission and the Department of Justice under the Hart-Scott-

         Rodino Antitrust Improvements Act of 1976, as amended, and the expiration of the applicable waiting period thereunder.  The

         Transaction is also subject to receipt of assurances from the

         Internal Revenue Service and opinions of counsel that the

         Transaction will qualify as a tax-free reorganization, and the










         assurances from the parties' independent accountants, that the

         Transaction will qualify as a pooling of interests for ac-

         counting purposes.  In addition, the Transaction is conditioned upon the effectiveness of a registration statement to be filed by the Company with the SEC with respect to the Primergy Common

         Stock to be issued in the Transaction and the approval for listing of such shares on the New York Stock Exchange.  (See

         Article VIII of the Merger Agreement.)  Shareholder meetings to vote upon the Transaction will be convened as soon as practi-

         cable and are expected to be held in the third or fourth quar-

         ter of 1995.

                   The Merger Agreement contains certain covenants of

         the parties regarding the conduct of the business pending the consummation of the Transaction.  Generally, the parties must carry on their businesses in the ordinary course consistent with past practice, may not increase dividends on common stock beyond specified levels, and may not issue any capital stock beyond certain limits.  The Merger Agreement also contains re-

         strictions on, among other things, charter and bylaw amend-

         ments, capital expenditures, acquisitions, dispositions, in-

         currence of indebtedness, certain increases in employee com-

         pensation and benefits, and affiliate transactions.  (See Ar-

         ticle VI of the Merger Agreement.)

                   The Merger Agreement provides that, after the ef-

         fectiveness of the Transaction (the "Effective Time"), the










         corporate headquarters and principal executive offices of Pri-

         mergy and NSP will be located in Minneapolis, Minnesota, and the headquarters of Wisconsin Energy Company will remain in

         Milwaukee, Wisconsin.  Primergy's Board of Directors, which will be divided into three classes, will consist of a total of

         12 directors, 6 of whom will be designated by the Company and 6 of whom will be designated by NSP.  Mr. James J. Howard, the current Chairman of the Board, President and Chief Executive

         Officer ("CEO") of NSP, will serve as CEO of Primergy from the

         Effective Time until the later of 16 months after the Effective

         Time or the date of the annual meeting of shareholders of Pri-

         mergy that occurs in 1998, and Chairman of Primergy until the later of July 1, 2000 or two years after he ceases to be CEO.

         Mr. Richard A. Abdoo, the current Chairman of the Board, Presi-

         dent and CEO of the Company, will serve as Vice Chairman of the

         Board, President and Chief Operating Officer of Primergy until the date when Mr. Howard ceases to be CEO, at which time he will be entitled to assume the additional role of CEO.  Mr.

         Abdoo will assume the position of Chairman when Mr. Howard ceases to be Chairman.

                   The Merger Agreement may be terminated under certain

         circumstances, including (1) by mutual consent of the parties;

         (2) by any party if the Transaction is not consummated by April

         30, 1997 (provided, however, that such termination date shall be extended to October 31, 1997 if all conditions to closing










         the Transaction, other than the receipt of certain consents and/or statutory approvals by any of the parties, have been satisfied by April 30, 1997); (3) by any party if either NSP's or the Company's shareholders vote against the Transaction or if any state or federal law or court order prohibits the

         Transaction; (4) by a non-breaching party if there exist

         breaches of any representations or warranties contained in the

         Merger Agreement as of the date thereof, which breaches, indi-

         vidually or in the aggregate, would result in a material ad-

         verse effect on the breaching party and which is not cured within twenty (20) days after notice; (5) by a non-breaching party if there occur breaches of specified covenants or mate-

         rial breaches of any covenant or agreement which are not cured within twenty (20) days after notice; (6) by either party if the Board of Directors of the other party shall withdraw or adversely modify its recommendation of the Transaction or shall approve any competing transaction; or (7) by either party, un-

         der certain circumstances, as a result of a third-party tender offer or business combination proposal which such party, pur-

         suant to its directors' fiduciary duties, is, in the opinion of such party's counsel and after the other party has first been given an opportunity to make concessions and adjustments in the terms of the Merger Agreement, required to accept.

                   The Merger Agreement provides that if a breach de-

         scribed in clause (4) or (5) of the previous paragraph occurs,










         then, if such breach is not willful, the non-breaching party is entitled to reimbursement of its out-of-pocket expenses, not to exceed $10 million.  In the event of a willful breach, the non-

         breaching party will be entitled to its out-of-pocket expenses

         (which shall not be limited to $10 million) and any remedies it may have at law or in equity, provided that if, at the time of the breaching party's willful breach, there shall have been a third party tender offer or business combination proposal which shall not have been rejected by the breaching party and with-

         drawn by the third party, and within two and one-half years of any termination by the non-breaching party, the breaching party accepts an offer to consummate or consummates a business com-

         bination with such third party, then such breaching party, upon the signing of a definitive agreement relating to such a busi-

         ness combination, or, if no such agreement is signed then at the closing of such business combination, will pay to the non-

         breaching party an additional fee equal to $75 million.  The

         Merger Agreement also requires payment of a termination fee of

         $75 million (and reimbursement of out-of-pocket expenses) by one party (the "Payor") to the other in certain circumstances,

         if (i) the Merger Agreement is terminated (x) as a result of the acceptance by the Payor of a third-party tender offer or business combination proposal, (y) following a failure of the shareholders of the Payor to grant their approval to the

         Transaction or (z) as a result of the Payor's material failure










         to convene a shareholder meeting, distribute proxy materials and, subject to its board of directors' fiduciary duties, re-

         commend the Transaction to its shareholders; (ii) at the time of such termination or prior to the meeting of such party's shareholders there shall have been a third-party tender offer or business combination proposal which shall not have been re-

         jected by the Payor and withdrawn by such third party; and

         (iii) within two and one-half years of any such termination described in clause (i) above, the Payor accepts an offer to consummate or consummates a business combination with such third party.  Such termination fee and out-of-pocket expenses referred to in the previous sentence shall be paid upon the signing of a definitive agreement between the Payor and the third party, or, if no such agreement is signed, then at the closing of such third-party business combination.  The termin-

         ation fees payable by NSP or the Company under these provisions and the aggregate amount which could be payable by NSP or the

         Company upon a required purchase of the options granted pursu-

         ant to the Stock Option Agreements (as defined below) may not exceed $125 million in the aggregate.  (See Article IX of the

         Merger Agreement.)

                   It is anticipated that Primergy will adopt NSP's

         dividend payment level adjusted for the exchange ratio.  NSP currently pays $2.64 per share annually, and the Company's an-

         nual dividend note is currently $1.47 per share.  Based on the










         exchange ratio and NSP's current dividend rate, the pro forma dividend rate for Primergy would be $1.62 per share.

                   The Merger Agreement provides that the Restated Ar-

         ticles of Incorporation and the bylaws of the Company will be amended in a manner to be agreed between NSP and the Company and, as so amended, will be the Articles of Incorporation and bylaws of Primergy.

                   Concurrently with entering into the Merger Agreement,

         the Company and NSP entered into reciprocal stock option

         agreements each granting the other, for no additional consid-

         eration, an irrevocable option to purchase under certain cir-

         cumstances up to that number of shares of common stock of the other company which equals 19.9% of the number of shares of common stock of the other company outstanding on April 28, 1995

         (the "Stock Option Agreements").  Specifically, under the WEC

         Stock Option Agreement, the Company granted NSP an irrevocable option to purchase (the "Option") up to 21,773,726 shares

         (subject to adjustment for changes in capitalization) of Common

         Stock at an exercise price of $27.675 per share under certain circumstances if the Merger Agreement becomes terminable by NSP as a result of the Company's breach and as a result of the

         Company becoming the subject of a third-party proposal for a business combination.  The exercise price is payable, at NSP's election, in cash or shares of NSP Common Stock.  If the Option becomes exercisable, NSP may request the Company to repurchase










         from NSP all or any portion of the Option (or if the Option is exercised, to repurchase from NSP all or any portion of the acquired shares of Common Stock) at the price specified in the

         WEC Stock Option Agreement.

                   Each party to the Stock Option Agreements agreed to

         vote, prior to April 28, 2000, any shares of the capital stock of the other party acquired pursuant to the Stock Option

         Agreements or otherwise beneficially owned by such party on each matter submitted to a vote of shareholders of such other party for and against such matter in the same proportion as the vote of all other shareholders of such other party is voted for and against such matter.

                   The Stock Option Agreements provide that, prior to

         April 28, 2000, neither party may sell, assign, pledge or oth-

         erwise dispose of or transfer the shares it acquires pursuant to the Stock Option Agreements (collectively, the "Restricted

         Shares") except as specifically provided for in the Stock Op-

         tion Agreements.  In addition to the repurchase rights men-

         tioned above, subsequent to the termination of the Merger

         Agreement, the parties have the right to have such shares of the other party registered under the Securities Act of 1933 for sale in a public offering, unless the issuer of the shares elects to repurchase them at their then market value.  The

         Stock Option Agreements also provide that, following the ter-

         mination of the Merger Agreement, either party may sell any










         Restricted Shares pursuant to a tender or exchange offer ap-

         proved or recommended, or otherwise determined to be fair and in the best interests of such other party's shareholders, by a majority of the Board of Directors of such other party.

                   The Stock Option Agreements are incorporated herein

         by reference to Exhibits (2)-2 and (2)-3 of NSP's Current Re-

         port on Form 8-K dated April 28, 1995 (the "April 28, 1995 Form

         8-K"), as filed with the Securities and Exchange Commission

         (the "SEC") on May 3, 1995.  The description of the Stock Op-

         tion Agreements set forth herein does not purport to be com-

         plete and is qualified in its entirety by the provisions of the

         Stock Option Agreements.

                   Pursuant to a Letter Agreement dated January 17, 1995

         between NSP and the Company, as amended by a Letter Agreement dated April 26, 1995 (together, the "Confidentiality Agree-

         ment"), for a period commencing on January 17, 1995 and ending two years from the date of termination of the Merger Agreement,

         the parties have agreed (other than as contemplated in the

         Merger Agreement or Stock Option Agreements), not to (i) ac-

         quire any material portion of the other party's assets or

         businesses or in excess of 1% of any class of securities issued by the other party; (ii) seek or propose a business combination with the other party or any of its subsidiaries; (iii) seek or propose to influence or control the management or policies of the other party; or (iv) enter into or propose any discussions,










         negotiations, arrangements or understandings with any third party with respect to any of the foregoing.  The Confidenti-

         ality Agreement is filed as an Exhibit to this Schedule and is incorporated herein by reference.  The description of the Con-

         fidentiality Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provisions of the Confidentiality Agreement.

                   Both NSP and the Company recognize that the divesti-

         ture of their existing gas operations and certain non-utility operations is a possibility under the new registered holding company structure, but will seek approval from the SEC to

         maintain such businesses.  If divestiture is ultimately re-

         quired, the SEC has historically allowed companies sufficient time to accomplish divestitures in a manner that protects

         shareholder value.

                   Except as set forth in this Item 4, the Merger

         Agreement or the WEC Stock Option Agreement, neither NSP nor,

         to the best of NSP's knowledge, any of the individuals named in

         Schedule I hereto, has any plans or proposals which relate to or which would result in any of the actions specified in

         clauses (a) through (j) of Item 4 of Schedule 13D.

         Item 5.   Interest in Securities of the Issuer.

                   (a)-(b)  By reason of its execution of the WEC Stock

         Option Agreement, pursuant to Rule 13d-3(d)(1)(i) promulgated under the Exchange Act, NSP may be deemed to have sole voting










         and dispositive power with respect to the Common Stock subject to the Option and, accordingly, may be deemed to beneficially own 21,773,726 shares of Common Stock, or approximately 16.6%

         of the Common Stock outstanding on April 28, 1995 assuming ex-

         ercise of the Option.  However, NSP expressly disclaims any beneficial ownership of the 21,773,726 shares of Common Stock which are obtainable by NSP upon exercise of the Option, be-

         cause the Option is exercisable only in the circumstances set forth in Item 4, none of which has occurred as of the date hereof.  Furthermore, even if events did occur which rendered the Option exercisable, NSP believes it would be a practical impossibility to obtain the regulatory approvals necessary to acquire shares of Common Stock pursuant to the Option within 60 days.

                   Except as set forth above, neither NSP nor, to the

         best of NSP's knowledge, any of the individuals named in Sche-

         dule I hereto, owns any Common Stock.

                   (c)  Except as set forth above, neither NSP nor, to

         the best of NSP's knowledge, any of the individuals named in

         Schedule I hereto, has effected any transaction in the Common

         Stock during the past 60 days.

                   (d)  So long as NSP has not purchased the Common

         Stock subject to the Option, NSP does not have the right to receive or the power to direct the receipt of dividends from,

         or the proceeds from the sale of, any of the Common Stock.










                   (e)  Inapplicable.

         Item 6.   Contracts, Arrangements, Understandings or
                   Relationships with Respect to Securities of the Issuer.

                   The Merger Agreement contains certain customary re-

         strictions on the conduct of the business of the Company pend-

         ing the Merger, including certain customary restrictions re-

         lating to the Common Stock.  Except as provided in the Merger

         Agreement, the WEC Stock Option Agreement or the Confidenti-

         ality Agreement, or as set forth herein, neither NSP nor, to the best of NSP's knowledge, any of the individuals named in

         Schedule I hereto, has any contracts, arrangement, understand-

         ings or relationships (legal or otherwise), with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

         Item 7.   Material to be Filed as Exhibits.

         NSP (Commission File No. 1-3034) hereby incorporates into this

         Schedule the following exhibits by reference to the filing set forth below:

           (2)-1   Agreement and Plan of Merger, dated as of April 28,

                   1995, by and among Northern States Power Company,














                   Wisconsin Energy Corporation, Northern Power Wiscon-

                   sin Corp. and WEC Sub Corp.  (Exhibit (2)-1 to NSP's

                   April 28, 1995 Form 8-K.)

              -2   WEC Stock Option Agreement, dated as of April 28,

                   1995, by and among Northern States Power Company and

                   Wisconsin Energy Corporation.  (Exhibit (2)-2 to

                   NSP's April 28, 1995 Form 8-K.)

              -3   NSP Stock Option Agreement, dated as of April 28,

                   1995, by and among Wisconsin Energy Corporation and

                   Northern States Power Company.  (Exhibit (2)-3 to

                   NSP's April 28, 1995 Form 8-K.)

              -4   Committees of the Board of Directors of Primergy

                   Corporation.  (Exhibit (2)-4 to NSP's April 28, 1995

                   Form 8-K.)

              -5   Form of Employment Agreement of James J. Howard.

                   (Exhibit (2)-5 to NSP's April 28, 1995 Form 8-K.)

              -6   Form of Employment Agreement of Richard A. Abdoo.

                   (Exhibit (2)-6 to NSP's April 28, 1995 Form 8-K.)

          (99)-1   Press Release, dated May 1, 1995, of Wisconsin Energy

                   Corporation.  (Exhibit (99)-1 to NSP's April 28, 1995

                   Form 8-K.)

         The following exhibits are filed herewith:

              -7   Letter Agreement, dated January 17, 1995, between

                   Northern States Power Company and Wisconsin Energy

                   Corporation.










              -8   Letter Agreement, dated April 26, 1995, between

                   Northern States Power Company and Wisconsin Energy

                   Corporation amending Letter Agreement dated January

                   17, 1995.





















































                                    SIGNATURE

                   After reasonable inquiry and to the best of its

         knowledge and belief, the undersigned certifies that the in-

         formation set forth in this statement is true, complete and correct.

         Dated:  May 8, 1995



                                       NORTHERN STATES POWER COMPANY



                                       By /s/Gary R. Johnson
                                          Gary R. Johnson
                                          Vice President, General
                                          Counsel and Secretary




































                                    SCHEDULE I

                         DIRECTORS AND EXECUTIVE OFFICERS
                         OF NORTHERN STATES POWER COMPANY


                   The name, business address or residence, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Northern States Power Company, a Minnesota corporation ("NSP"), is set forth below. If no busi-ness address is given, the director's or officer's address is Northern States Power Company, 414 Nicollet Mall, Minneapolis, Minnesota 55401. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to em-ployment with NSP.


                                  Present Principal Occupation
         Name                     or Employment and Address

         H. Lyman Bretting        President and Chief
                                    Executive Officer
                                  C.G. Bretting Manufacturing
                                    Company, Inc.
                                  3401 East Main Street
                                  Ashland, WI  54806

         David A. Christensen     President and Chief Executive
                                    Officer
                                  Raven Industries, Inc.
                                  205 East Sixth Street
                                  P.O. Box 5107
                                  Sioux Falls, SD  57117-5107

         W. John Driscoll         Retired effective June 30, 1994
                                    as Chairman of the Board
                                  Rock Island Company
                                  First National Banks
                                    Building, Ste. 2090
                                  332 Minnesota Street
                                  St. Paul, MN  55101

         Dale L. Haakenstad       Retired effective December 31, 1989
                                    as President and Chief Executive
                                    Officer
                                  Western States Life Insurance Company
                                  1207 26 Avenue South, Apt. 16
                                  Fargo, ND  58103









         Allen F. Jacobson        Retired effective November 1, 1991 as
                                    Chairman and Chief Executive Officer
                                  Minnesota Mining and Manufacturing
                                    Company
                                  3050 Minnesota World Trade Center
                                  30 East Seventh Street
                                  St. Paul, MN  55101

         Richard M. Kovacevich    President and Chief
                                    Executive Officer
                                  Norwest Corporation
                                  Norwest Center
                                  90 South 7th Street
                                  Sixth & Marquette
                                  Minneapolis, MN  55479-1062

         Douglas W. Leatherdale   Chairman, President and
                                    Chief Executive Officer
                                  The St. Paul Companies, Inc.
                                  385 Washington Street
                                  St. Paul, MN  55102

         John E. Pearson          Retired effective January 31, 1992 as
                                    Chairman, The NWNL Companies, Inc.
                                    and Northwestern National Life
                                    Insurance Company
                                  4900 IDS Tower
                                  80 South 8th Street
                                  Minneapolis, MN  55402

         G. M. Pieschel           Chairman
                                  Farmers and Merchants State Bank
                                  101 No. Marshall
                                  P.O. Box 126
                                  Springfield, MN  56087

         Margaret R. Preska       Distinguished Service Professor
                                  Minnesota State Universities
                                  1175 W. Wabasha
                                  Winona, MN  55987

         A. Patricia Sampson      Consultant
                                  Dr. Sanders and Associates
                                  3385 Sycamore Lane
                                  Plymouth, MN  55441

         Edwin M. Theisen         Retired effective November 30, 1994
                                    as President and Chief Operating
                                    Officer










                                  5725 Evergreen Lane
                                  Plymouth, MN  55442-1571

         James J. Howard          Chairman of the Board, President
                                    and Chief Executive Officer




         Douglas D. Antony        President - NSP Generation




         Arland D. Brusven        Vice President - Finance




         Jackie A. Currier        Vice President and Treasurer




         Gary R. Johnson          Vice President and General
                                    Counsel




         Cynthia L. Lesher        Vice President - Human Resources





         Edward J. McIntyre       Vice President and Chief
                                    Financial Officer




         Thomas A. Micheletti     Vice President - Public &
                                    Government Affairs




         John A. Noer             President & CEO
                                  Northern States Power Company









                                    (WISCONSIN)
                                  100 North Barstow Street
                                  Eau Clair, WI  54701




         David H. Peterson        Chairman, President & CEO
                                  NRG Energy, Inc.
                                  1221 Nicollet Mall, Suite #700
                                  Minneapolis, MN  55403





         Roger D. Sandeen         Vice President, Controller and
                                    Chief Information Officer




         Robert H. Schulte        Vice President - Customer Service




         Loren L. Taylor          President - NSP Electric




         Edward L. Watzl          Vice President - Nuclear Generation




         Keith H. Wietecki        President - NSP Gas





















                          NORTHERN STATES POWER COMPANY
                                   SCHEDULE 13D
                                  EXHIBIT INDEX


         Exhibit
         Number         Exhibit                                      Page


           (2)-1        Agreement and Plan of Merger, dated as

                        of April 28, 1995, by and among Northern

                        States Power Company, Wisconsin Energy

                        Corporation, Northern Power Wisconsin

                        Corp. and WEC Sub Corp.  (Incorporated by

                        reference to Exhibit (2)-1 to NSP's April

                        28, 1995 Form 8-K.)

              -2        WEC Stock Option Agreement, dated as of

                        April 28, 1995, by and among Northern

                        States Power Company and Wisconsin

                        Energy Corporation.  (Incorporated by

                        reference to Exhibit (2)-2 to NSP's

                        April 28, 1995 Form 8-K.)

              -3        NSP Stock Option Agreement, dated as

                        of April 28, 1995, by and among

                        Wisconsin Energy Corporation and

                        Northern States Power Company.

                        (Incorporated by reference to

                        Exhibit (2)-3 to NSP's April 28,

                        1995 Form 8-K.)

              -4        Committees of the Board of Directors









                        of Primergy Corporation.  (Incorporated

                        by reference to Exhibit (2)-4 to NSP's

                        April 28, 1995 Form 8-K.)

              -5        Form of Employment Agreement of James

                        J. Howard.  (Incorporated by reference

                         to Exhibit (2)-5 to NSP's April 28,

                        1995 Form 8-K.)

              -6        Form of Employment Agreement of

                        Richard A. Abdoo.  (Incorporated by

                        reference to Exhibit (2)-6 to NSP's

                        April 28, 1995 Form 8-K.)

              -7        Letter Agreement, dated January 17, 1995,

                        between Northern States Power Company and

                        Wisconsin Energy Corporation.  (Filed

                        herewith.)

              -8        Letter Agreement, dated April 26, 1995,

                        between Northern States Power Company

                        and Wisconsin Energy Corporation amending

                        Letter Agreement dated January 17, 1995.

                        (Filed herewith.)

          (99)-1        Press Release, dated May 1, 1995, of

                        Wisconsin Energy Corporation.

                        (Incorporated by reference to Exhibit

                        (99)-1 to NSP's April 28, 1995

                        Form 8-K.)



                                       -28-